EXHIBIT 99.9

CONSENT OF WARDROP ENGINEERING INC.

March 31, 2011

Brigus Gold Corp.
United States Securities and Exchange Commission

Re: Brigus Gold Corp.

Ladies and Gentlemen:

We hereby consent to (i) the use of our name in connection with the following documents and reports, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2010 (the “Form 40-F”) of Brigus Gold Corp. (the “Company”) to which this consent relates: (A) the technical report entitled “Black Fox Project National Instrument 43-101 Technical Report” dated January 6, 2011 (the “Report”), (B) the Company’s Annual Information Form for the year ended December 31, 2010 and (C) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010, (ii) the inclusion or incorporation by reference of information derived from the Report in the Registration Statements on Forms S-8 (File Nos. 333-113889 and 333-162558), as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to us included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto.

Sincerely,

Wardrop Engineering Inc.

/s/ Andrew MacKenzie
Name: Andrew Mackenzie
Title: Authorized person